SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 15)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Subject Company)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

874054109
(CUSIP Number of Class of Securities)

Ben Feder
Chief Executive Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012
(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Seth D. Krauss, Esq. Executive Vice President and General Counsel Take-Two Interactive Software, Inc. 622 Broadway New York, NY 10012 (646) 536-2842	Ori Solomon, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

                This Amendment No. 15 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Take-Two Interactive Software, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 26, 2008, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 thereto (the “Schedule 14D-9”), relating to the tender offer commenced by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Electronic Arts Inc., a Delaware corporation (“EA”), to acquire all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $26.00 net per Share in cash without interest, upon the terms and conditions set forth in the Offer to Purchase dated March 13, 2008 and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Purchaser with the SEC on March 13, 2008.   On March 28, 2008, the Offer was extended to 11:59 p.m., New York City time, on Friday, April 18, 2008.  On April 18, 2008, Purchaser adjusted the purchase price to $25.74 per Share and the Offer was extended to 11:59 p.m., New York City time, on Friday, May 16, 2008.   On May 19, 2008, the Offer was extended to 11:59 p.m., New York City time on Monday, June 16, 2008.  On June 17, 2008, the Offer was extended to 11:59 p.m., New York City time on Friday, July 18, 2008.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

                Item 8(i) is hereby amended and supplemented by adding the following thereto:

                On June 18, 2008, the Company reached an agreement with the Federal Trade Commission (“FTC”) which will continue to allow the FTC access to the information it seeks in connection with its review of EA’s Offer. The agreement will allow the Company to appropriately limit the scope of its production of information and witnesses, and alleviate the need for a hearing in the U.S. District Court for the District of Columbia on June 24, 2008.

                The Company is pleased that a resolution has been reached that should substantially reduce the economic burden on the Company and focus the inquiry in a way that should minimize the distraction to the Company’s employees. The Company intends to continue to cooperate fully with the FTC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By	/s/ Daniel P. Emerson
Daniel P. Emerson
Vice President, Associate General Counsel and Secretary

Dated:  June 19, 2008